OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Barnabas Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19600 West Catawba Ave #C301
(No. and Street)

Cornelius	NC	28031
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	susan.hayes@barnabascapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Powell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barnabas Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





RONI S. KESSLER NOTARY MY COMMISSION EXPIRES 5/3/2026 PUBLIC IREDELL COUNTY, NC

Signature: [signature]

Title: President

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BARNABAS CAPITAL, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

December 31, 2021

TO BE UPDATED IN FINAL VERSION

Barnabas Capital, LLC

Table of Contents

December 31, 2021

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Barnabas Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barnabas Capital LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Barnabas Capital LLC as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barnabas Capital LLC's management. Our responsibility is to express an opinion on Barnabas Capital LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barnabas Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Barnabas Capital LLC financial statements. The supplemental information is the responsibility of Barnabas Capital LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Barnabas Capital LLC's auditor since 2019.

Sugar Land, Texas

March 18, 2022

Barnabas Capital, LLC
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	934,779
Accounts receivable		472,250
Prepaid expenses and other assets		56,729
Property and equipment, net of accumulated depreciation of $9,279		16,132
Total Assets	$	1,479,890
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	401,320
Total Liabilities		401,320
MEMBERS' EQUITY		1,078,570
Total Liabilities and Members' Equity	$	1,479,890

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Variable annuities	$	3,267,315
Structured notes		23,767
Variable life insurance		16,362
		3,307,444
Expenses		
Salaries and other employment costs		848,127
Sales commissions paid to registered representatives		310,001
Revenue sharing agreements		1,049,968
Marketing and promotion		134,940
Professional fees		115,353
Travel and entertainment		33,208
Occupancy expense		29,583
Technology and communications		22,353
Regulatory fees		22,114
Insurance expense		15,810
Other operating expenses		17,056
Interest expense		11,688
Depreciation		3,995
Total expenses		2,614,196
Net operating profit	$	693,248

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

Balance, January 1, 2021	$	(172,491)
Capital contributions		557,813
Net operating profit		693,248
Balance, December 31, 2021	$	1,078,570

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2021

Balance, January 1, 2021	$	500,000
Repayment to members		(500,000)
Balance, December 31, 2021	$	-

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net operating profit	$	693,248
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in depreciation		2,629
Increase in accounts receivable		(387,092)
Increase in prepaid expenses and other assets		(30,171)
Increase in accounts payable and accrued liabilities		345,686
Decrease in interest payable		(46,500)
Net cash provided by operating activities		577,800
Cash Flows from Financing Activities		
Cash contributions from members		557,813
Repayment of subordinated loan		(500,000)
Net cash provided by financing activities		57,813
Cash Flows from Investing Activities		
Increase in property and equipment		(1,878)
Net cash used in investing activities		(1,878)
Net Increase in Cash and Cash Equivalents		633,735
Cash and Cash Equivalents at Beginning of Period		301,044
Cash and Cash Equivalents, End of Period	$	934,779

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2021

NOTE 1. BUSINESS OF THE COMPANY

Barnabas Capital, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was formed in the state of North Carolina on June 15, 2018 and became a registered broker-dealer and member of FINRA on February 6, 2019.

The Company is a wholesale seller of variable life insurance, variable annuities, variable indexed annuities and structured notes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances at times may exceed federally insured limits of $250,000.

Revenue Recognition

The Company earns commission revenue primarily as a wholesaler of variable annuities and life insurance company products issued by insurance companies affiliated with underwriters with whom the Company has contractual agreements. The Company recognizes revenue when premiums are paid to the underwriter. The Company receives that revenue from insurance company product manufacturers monthly based on the prior month's sales. The Company also earns commission revenue as a wholesaler of structured notes which are debt securities issued by commercial banks. The Company recognizes that revenue on the settlement dates of the related transactions.

Operating Expenses

Operating expenses such as salaries, sales commissions, revenue sharing fees, professional service fees and regulatory fees are related to operating activities of the Company and are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Members.

NOTE 3. RELATED PARTY MATTERS

On September 5, 2018, the Company entered into a subordinated loan agreement with two Members of the Company in the principal amount of $500,000, bearing interest at 4.5% per annum. The note was repaid on July 7, 2021 with accrued interest of $58,188. Interest expense for the year ended December 31, 2021 was $11,688.

The Company has a Shared Services Agreement (SSA) in place with an affiliate, Financial Independence Group, LLC (FIG). Under the terms of the SSA, FIG supplies the Company with marketing and creative services, a structured note technology quoting platform, information technology services (support, maintenance and software development), regulatory assistance, and other services including insurance operations and product support, and consulting services from its advisors, agents and other personnel. The financial statements include the following transactions with FIG for the period ended December 31, 2021:

Statement of Financial Condition

Accounts receivable	$	1,155
Prepaid expenses and other assets		15,000
Accounts payable and accrued liabilities		98,332

Statement of Operations

Revenues

Variable annuities	$	3,138
Variable life insurance		3,592
Total revenues		6,730

Expenses

Marketing and promotion		116,102
Professional fees		66,390
Technology and communications		2,385
Regulatory fees		(2,764)
Other operating expenses		1,136
Total expenses		183,249
Net	$	(176,519)

The Company has entered into a commercial lease agreement with Weebles Foundation, LLC which has a Member in common with the Company. The lease commenced on April 1, 2019 and was renewed for a two-year term on April 1, 2020. On August 1, 2021 the existing lease was replaced by a new lease agreement which provided additional office space. The new lease will expire on July 31, 2022 and may be renewed for a one-year term. Rent expense for the year ended December 31, 2021 was $29,583. Future minimum annual lease payments are $47,240.

NOTE 4. REVENUE SHARING AGREEMENTS

The Company has entered into Revenue Sharing Agreements with two broker-dealers whereby it reimburses those broker-dealers for a specified percentage of the net override compensation it receives from insurance companies for contractually defined variable annuity business generated by their registered representatives. The Company recorded $1,049,968 in revenue sharing expense for the year ended December 31, 2021.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 are as follows:

Furniture and fixtures	$	18,357
Office equipment		7,054
		25,411
Less accumulated depreciation		(9,279)
	$	16,132

NOTE 6. RETIREMENT PLAN

The Company maintains a 401(k) plan for substantially all full-time employees. Under the terms of the plan, the Company may make discretionary matching contributions to the plan. The Company did not make any discretionary contributions for the year ended December 31, 2021.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $1,004,554 which was $977,799 in excess of its minimum required net capital of $26,755 and its ratio of aggregate indebtedness to net capital was .40 to 1.

NOTE 8. CAPITAL CONTRIBUTIONS OF MEMBERS

The Company's Members contributed $557,813 in additional capital during the fiscal year ended December 31, 2021: $529,922 on June 30, 2021 and $27,891 on July 1, 2021 to allow for the repayment of the Company's subordinated loan and accrued interest. The repayment of $558,188 occurred on July 7, 2021.

NOTE 9. CONCENTRATIONS AND CREDIT RISK

The Company derived 66% of its revenue for the year ended December 31, 2021 from one financial institution with which it has a contract. The Company has executed contracts with other financial institutions from which it expects to derive future income.

At December 31, 2021 the Company exceeded FDIC limits at its commercial bank by approximately $684,779. The Company has not experienced any losses in this account and believes there is little to no exposure of any significant credit risk. The Company believes that it has no other material credit risk concentrations at December 31, 2021.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The emergence of the coronavirus pandemic in the first quarter of 2020 introduced an unprecedented degree of uncertainty into the Company's business and the global economy in general. The Company has found its business to be reasonably resilient to date. The widespread restriction of movements of staff has resulted in contingency plans being activated successfully and staff are continuing to work remotely and on site. The business activities of the Company have continued without interruption. The Company does not have any material concerns regarding its ability to continue operations.

The Company had no undisclosed commitments or contingencies as of December 31, 2021 through March 12, 2022, the date these financial statements were available to be issued.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplemental Information

Barnabas Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021   **Schedule I**

Total member's equity	$	1,078,570
Less non-allowable assets:		
Accounts receivable		1,155
Prepaid expenses and other assets		56,729
Property & equipment, net of depreciation		16,132
Net capital before haircuts on securities positions		1,004,554
Haircuts on securities positions		-
Net capital	$	1,004,554
Aggregate Indebtedness	$	401,320
Computation of Basic Net Capital Requirement Minimum net capital required (6-2/3% of total aggregate indebtness) or $5,000	$	26,755
Excess net capital	$	977,799
Net capital in excess of 120% of required net capital	$	972,448
Ratio of aggregate indebtedness to net capital		.40 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report, Part IIA, Form X-17a-5.

Barnabas Capital, LLC

Computation for Determination of Reserve Requirements
under Rule 15c3-3 (Exemption) of the Securities and Exchanges
Commission December 31, 2021

Schedule II

Barnabas Capital, LLC states that The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing wholesaling services to retail broker-dealers only. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3);

Therefore, a schedule showing Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Barnabas Capital, LLC

Information for Possession or Control Requirements
under Rule 15c3-3 (Exemption) of the Securities and Exchanges
CommissionDecember 31, 2021

Schedule III

Barnabas Capital, LLC states that The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing wholesaling services to retail broker-dealers only. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3);

Therefore, a schedule showing Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Exemption Certification

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Barnabas Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Barnabas Capital, LLC states that The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing wholesaling services to retail broker-dealers only. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3); and (2) Barnabas Capital, LLC stated that Barnabas Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Barnabas Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barnabas Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
March 18, 2022

Barnabas Capital, LLC
Exemption Report

Barnabas Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing wholesaling services to retail broker-dealers only. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Barnabas Capital, LLC

I, Joseph Powell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

March 18, 2022